UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 3, 2004

Commission File Number 001-32295

ADHEREX TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2300 Englert Drive, Suite G

Research Triangle Park

Durham North Carolina 27713

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -             .

Adherex Technologies Inc.

Form 6-K

On December 3, 2004, the Company issued a press release announcing the completion of its acquisition of Cadherin Biomedical Inc. (CBI). The acquisition effectively settles the outstanding litigation between the Company and CBI. The press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADHEREX TECHNOLOGIES INC.
(Registrant)

Date: December 3, 2004	By:	/s/ D. Scott Murray
D. Scott Murray
Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
99.1	The Registrant’s press release dated December 3, 2004.

Exhibit 99.1

PRESS RELEASE

ADHEREX COMPLETES ACQUISITION OF CADHERIN BIOMEDICAL

Research Triangle Park, NC, December 3, 2004 - - Adherex Technologies Inc. (AMEX:ADH, TSX: AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today announced the completion of the acquisition of Cadherin Biomedical Inc. (CBI). The acquisition was approved by the shareholders of CBI at a special meeting held on November 29, 2004.

“This acquisition brings back to Adherex’s portfolio the non-cancer applications of our cadherin platform,” said Dr. William Peters, Chairman and CEO. “While Adherex will continue to focus on advancing our oncology drugs through clinical development, these non-cancer assets will likely be of interest to potential partners and the completion of this acquisition should strengthen our negotiating position. Further, it offers Adherex the opportunity to enter into licensing agreements to further the development of these assets and thereby provide another potential revenue stream to improve shareholder value.”

Pursuant to the terms of the agreement originally announced on July 28, 2004, Adherex will issue to CBI shareholders approximately 3.2 million shares of Adherex common stock in exchange for all of the issued and outstanding shares of CBI, or approximately 0.069 shares of Adherex common stock for each share of CBI preferred stock held (subject to any claims made against the 500,000 Adherex shares to be held in escrow). The acquisition effectively settles the outstanding litigation between the companies.

“I am pleased that we have been able to bring this acquisition to a close, as it represents the opportunity for CBI shareholders to recognize immediate value from their CBI shares,” said Lorne Meikle, former CEO of Cadherin Biomedical. “We were encouraged to see the clear support of shareholders for the acquisition given that no shareholders dissented.”

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We aim to be a leader in developing innovative treatments that address important unmet medical needs in cancer. We currently have four products in the clinical stage of development including Exherin™ and sodium thiosulfate (STS). Exherin™, our lead biotechnology compound, is an angiolytic that selectively targets established blood vessels that feed solid tumors. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. With a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics, Adherex is emerging as a pioneering oncology company. For more information, please visit Adherex’ website at www.adherex.com.

Certain statements contained in this press release are forward-looking and are subject to unknown risks and uncertainties. The actual results, performance or achievements of the Company may differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, those regarding the advantages the acquisition of CBI may provide with respect to future initiatives, such as partnering and licensing opportunities. We can provide no assurance that the acquisition will provide such anticipated advantages.

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For further information, please contact:

Melissa Matson
Director, Corporate Communications
Adherex Technologies Inc.
T: (919) 484-8484
matsonm@adherex.com

Or

In the U.S.	In Canada:
Brian Ritchie	Peter Block
Euro RSCG Life NRP	NATIONAL ir
T : (212) 845-4269	T: (416) 586-0180
pblock@national.ca